17006078

SEC

SEC Mail Processing Section

FEB 06 2017

Washington DC 406

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 28758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ConAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3990 Ruffin Road - Suite 100
(No. and Street)

San Diego (City) California (State) 92123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2017 FEB -7 PM 2:14 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph W. Tilley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ConAm Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 24th day of January, 2017 by Ralph W. Tilley proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public Tracie Ann Collins

TRACIE ANN COLLINS
Commission # 2011319
Notary Public - California
San Diego County
My Comm. Expires Mar 11, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) ConAm Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which ConAm Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) ConAm Securities, Inc. stated that ConAm Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. ConAm Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ConAm Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 23, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

CONAM®

ConAm Securities, Inc.

3990 Ruffin Road • Suite 100
San Diego, CA 92123-1826
Telephone: (858) 614-7200
Facsimile: (858) 614-7525

Assertions Regarding Exemption Provisions

We, as members of management of ConAm Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

Sincerely,
ConAm Securities, Inc.

Ralph W. Tilley
President

January 23, 2017

ConAm Securities, Inc.

(A Wholly-Owned Subsidiary of Continental American Properties, Ltd.)

Report Pursuant to Rule 17a-5(d)

Financial Statements

December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
ConAm Securities, Inc.:

We have audited the accompanying statement of financial condition of ConAm Securities, Inc. (the Company) as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ConAm Securities, Inc. as of December 31, 2016,and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Information contained in Schedules 1, 2, and 3 ("Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of ConAm Securities, Inc.'s financial statements. The Supplementary Information is the responsibility of ConAm Securities, Inc.'s management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules 1, 2, and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 23, 2017

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash in bank	$	29,581
Prepaid expenses		5,035
CRD deposit		615
Deferred tax assets		3,200
Total assets	$	38,431

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:				
Accounts payable and accrued expenses			$	9,699
Total liabilities				9,699
Stockholders' equity:				
Common stock, no par value per share; authorized 1,000 shares; issued and outstanding 75 shares	$	7,500		
Additional paid-in capital		7,500		
Retained earnings		13,732		
Total stockholder's equity				28,732
Total liabilities and stockholder's equity			$	38,431

The accompanying notes are an integral part of these financial statements

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

Revenues :		
Administration fees		$ 130,500
Interest income		5
Total revenues		130,505
Operating expenses:		
Professional fees	$ 39,526	
Salaries, commissions and employee benefit	61,880	
Other general and administrative	15,674	
Licenses and fees	9,809	
Insurance	518	
Total expenses		127,407
Income before taxes		3,098
Income taxes		1,600
Net income		$ 1,498

The accompanying notes are an integral part of these financial statements

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 7,500	7,500	12,234	27,234
Net income for the year ended December 31, 2016	-	-	1,498	1,498
Balance at end of year	$ 7,500	7,500	13,732	28,732

The accompanying notes are an integral part of these financial statements

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net income		$ 1,498
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in prepaid expenses	$ 357	
Decrease in CRD deposit	325	
Increase in accounts payable	405	
Total adjustments		1,087
Net cash flows provided by operating activities		2,585
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		2,585
Cash at beginning of year		26,996
Cash at end of year		$ 29,581

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 1,600
Interest expense	$ -

The accompanying notes are an integral part of these financial statements

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ConAm Securities, Inc. (the " Company") is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in San Diego, California. The Company is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3, as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The Company's operations are primarily funded by administration fees received from its parent company, Continental American Properties, Ltd. (the "Parent Company"). The Firm is unique in that it only conducts a securities business in marketing offerings consisting of Direct Participation Programs for its parent, Continental American Properties, Ltd.

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company recognizes administration fees as revenue as the related services are rendered.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely. Effective December 31, 2013, all broker-dealers must file a copy of its Independent Auditor's Report with SIPC.

(2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 1,600	$ 1,600
Deferred	-	-	-
Total	$ -	$ 1,600	$ 1,600

As required by the Income Taxes Topic of Financial Accounting Standards Board *Accounting Standards Codification*, deferred taxes are accounted for using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carryforwards. Those differences result primarily from the benefit of loss carryforwards, the cash basis for reporting income, expenses, and state taxes for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company has available at December 31, 2016, approximately $15,000 and $21,000 of loss carry forwards for Federal and California purposes, respectively, expiring through 2035.

Deferred tax assets at December 31, 2016 are:

Deferred tax asset	$ 3,200
Less valuation allowance	-
Net deferred tax asset	$ 3,200

The valuation allowance did not increase during the year ended December 31, 2016.

(3) RELATED PARTY TRANSACTIONS

During 2016, the Company earned $130,500 in administration fees from its parent and recorded $77,273 of expenses reimbursed to the parent by the Company.

(4) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found that were material enough to require recognition in the financial statements.

(5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2016, the net capital was $19,882 which exceeded the required minimum capital by $14,882. The aggregate indebtedness to net capital ratio was .49 to 1.

(6) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the codification are to be applied by non-governmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU").

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact to the financial statements taken as a whole.

(7) GUARANTEES

FASB ASC 460, "GUARANTEES" requires the Company to disclose infomation about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness to others. The Company has issued no guarantees at December 31, 2016 or during the year then ended.

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2016

Total equity from statement of financial condition		$ 28,732
Less non-allowable assets:		
Prepaid expenses	$ 5,035	
CRD deposit	615	
Deferred tax assets	3,200	8,850
Net capital		$ 19,882

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3 % of aggregate indebtedness)	$ 647
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 14,882

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 9,699
Ratio of aggregate indebtedness to net capital	.49 to 1
Percentage of debt to debt-equity total computed in in accordance with Rule 15c3-1 (d)	N/A

There was no difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
SCHEDULE 2
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

Not Applicable - The Company is exempt pursuant to the (k)(2)(I) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ConAm Securities, Inc.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
SCHEDULE 3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ConAm Securities, Inc.

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R Rule 15c3-3(k)

For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) ConAm Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which ConAm Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) ConAm Securities, Inc. stated that ConAm Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. ConAm Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ConAm Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 23, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

ConAm Securities, Inc.
3990 Ruffin Road • Suite 100
San Diego, CA 92123-1826
Telephone: (858) 614-7200
Facsimile: (858) 614-7525

Assertions Regarding Exemption Provisions

We, as members of management of ConAm Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

Sincerely,
ConAm Securities, Inc.

Ralph W. Tilley
President

January 23, 2017